November 14, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: David Lin, Staff Attorney

Re:	AMCI Acquisition Corp.
Registration Statement on Form S-1
Filed October 25, 2018, as amended
File No. 333-227994

Dear Mr. Lin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of AMCI Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 15, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 649 copies of the Preliminary Prospectus dated November 9, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

JEFFERIES LLC,
as Representative of the Several Underwriters

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director